September 3, 2009

Dear Revlon Stockholder:

On August 10, 2009, we sent you a package providing details about Revlon’s offer to exchange each one of your shares of Class A common stock in exchange for one share of Series A preferred stock, as described in the offer materials.

You are receiving the enclosed package because we have revised certain of the offer materials to provide you with additional disclosure, but there have been no changes to the economic terms of the offer.

If you wish to tender your shares for exchange, you should submit either the enclosed letter of transmittal or the original letter of transmittal sent to you on August 10, 2009. We encourage you to review the revised offer materials. The revised offer materials are also being filed with the Securities and Exchange Commission, and you may access the materials on the Company’s website at www.revloninc.com under “Corporate Home,” “Investor Relations,” “SEC Filings,” and “Schedule TO-I/A” filed on September 3, 2009.

If you have questions regarding the Exchange Offer, require assistance in tendering your shares of Class A common stock or require additional copies of the offer materials, please contact D.F. King & Co., Inc., the information agent for the exchange offer, toll-free at (800) 949-2583. Banks and brokerage firms please call collect at: (212) 269-5550. Stockholders may also contact their brokers, dealers, commercial banks, trust companies or other nominees for assistance.

Sincerely,

Alan T. Ennis
President and Chief Executive Officer